

December 6, 2012

<u>Via E-mail</u>
Mr. Howard C Bluver
President and Chief Executive Officer
Suffolk Bancorp
4 West Second Street
Riverhead, New York 11901

Re: **Suffolk Bancorp**
       Amendment Number One to Form S-1
       Filed November 27, 2012
       File No. 333- 184530

Dear Mr. Bluver:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>Recent Developments, page 2</u>

1. We note your response to comment 2. Please revise your description of the private placement on page 2 as follows:
   - explain how you determined the offering price (the extent of the discount from market price),e.g., through negotiations, etc.; and
   - disclose the gross and net proceeds from the private placement, and provide details of where the difference was spent, i.e., placement agent fees of $x, etc.

Selling Securityholders, page 7

2. We note your response to comment 7. With regard to Wellington, either revise the footnote (11) to disclose that Wellington has voting or investment control and then name those Wellington personnel who may exercise such control or revise for each entity and name the natural persons who have that control. In this regard, please see Regulation S-K CD&I 140.02. If you believe this is not required, please provide us with your own current detailed legal analysis of the basis of your claim that the requirement under Item 507 and Question 140 of the staff's Compliance and Disclosure Interpretations to disclose the name of a natural person does not apply to each of the six selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney